Mail Stop 6010

August 8, 2006

Chene Gardner
Chief Executive Officer
Secure Netwerks, Inc.
10757 South River Front Pkwy, Suite 125
South Jordan, Utah 84095

Re: Secure Netwerks, Inc.
Form 10-SB12B Filed on July 14, 2006
File No. 1-32946

Dear Mr. Gardner:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB12B

General

1. Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosures. This will eliminate the need for us to repeat similar comments.

2. We refer you to your EDGAR heading indicating that the Form 10-SB you are filing is a 12B. Please note that in your next amendment it should be reflected that the Form 10-SB filing is a 12G. We note you have provided this information correctly on the cover page of the Form 10-SB.

3. Please note that the Form 10-SB goes effective by lapse of time within 60 days of the date filed pursuant to Exchange Act Section 12(g)(1). If our comments are not addressed within this 60-day time period, you should withdraw the Form 10-SB prior to effectiveness and refile a new Form 10-SB, including changes responsive to our comments. Additionally, please note that the effectiveness of your Form 10-SB will commence your periodic reporting obligations.

4. Please provide updated financial statements and financial information throughout the filing pursuant to Rule 310(g) of Regulation S-B.

Item 1. Description of Business, page 1
The Business of Secure Netwerks, page 1
Overview, page 1

5. Please provide a more detailed discussion about the activities involved in being a reseller and the types of technology related services you provide. Including examples of services you have provided may be useful in describing your services. Your registration statement must include a full discussion of your products and services. It is not appropriate to cross reference to your website for a more complete discussion.

6. You indicate that you outsource technology-related services. Please identify the vendor that you outsource this service to and if you have any material agreements with such party, please file the agreement as an exhibit and describe the material provisions of the agreement. If you do not believe the agreement is material, please provide us with a detailed analysis explaining why you do not believe the agreement is material.

7. We refer you to the web page entitled "Partners." At the bottom of this page, you provide the business logos for various high technology companies. You also disclose on this page that you have "valuable relationships with some of the best up and coming organizations as well as some solid and well-established companies." This language coupled with the inclusion of the business logos you provide appear to imply that you have business relationships with the various businesses you provide on this page. To the extent that you have special business arrangements with these companies, these arrangements should be described in your registration statement. Additionally, if you are substantially dependent on any agreements with these parties, they should be filed as exhibits and the material terms of the agreements should be described in the registration statement. Please revise accordlingly.

Our Approach, page 1

8. Please clarify what you mean by "intermountain west region."

9. Please also clarify what you mean by "account penetration."

10. You indicate that sales leads are derived from strategic partners. Please identify these strategic partners. Please also describe the type of relationship you have with such partners. Additionally, to the extent you have any material agreements with such partners, please file them as exhibits to your document and describe the material provisions of these agreements in your document. If you do not believe such agreements are material, please provide us with a detailed analysis explaining why you do not believe such agreements are material.

11. You indicate that you secure leads through a subscription to a lead referral program. Please describe how the referral program works and what percentage of your business comes from this program.

12. You indicate that you use outside consultants as part of your team approach to sales. What type of consultants do you use and how frequent is the use. Additionally, to the extent you have any agreements with any consultants that you believe are material, please file the agreement and provide a description of the material terms of the agreement. If you do not believe such agreements are material, please explain to us why you do not believe such agreements are material.

Products and Outsourced Services, page 1

13. You indicate that you are a "value-added reseller." Please explain the value you add to the products you resell to the ultimate customer.

14. We note that Power4Financial is your strategic partner and that they provide leasing services to your clients. Please describe the material terms of your agreement with Power4Financial. If you are substantially dependent on this agreement, please file it as an exhibit.

15. Please explain the term "customized enterprise applications." An example may be helpful.

Principal Suppliers, page 3

16. Please describe any agreements you have with your principal suppliers and file them as exhibits to your registration statement.

Research and Development, page 3

17. On page 3, you state that your "eight full-time employees and contract personnel" received approximately 100 hours of training. On page 10, you state that you have three full-time employees, two part-time employees and other contract based personnel. Please explain the discrepancy.

Competition, page 3

18. Please revise to provide an estimate of the number of competitors and your competitive position. If a small number of competitors are dominant in the industry, then identify them.

19. Please provide us for your basis that computer dealers' service and support is not effective.

20. We note that you have described several different kinds of computer retailers within the industry and stated that you are different from your competitors because you believe you are focused on providing solutions for small and medium-sized businesses that need diverse products, service and support. Your statements imply that you do not have any competitors focused on the needs of small and medium sized businesses needing diverse products, services and support. Please provide your basis for believing you do not have any direct competitors in this area.

Risk Factors, page 4

21. Please revise the subheadings of your risk factors to clearly identify the risk and potential consequences. At present, most of your risk factor headings do not appear to adequately describe the risk to investors, but only appear to provide statements of facts. Your reader should be able to understand the nature of the risk to the investment by reading the caption to your discussion. Please revise your risk factor headings accordingly.

22. We note the going-concern opinion issued by your auditors. Please include a new separate risk factor that discusses the risks and consequences associated with having a going-concern opinion.

"We are heavily dependent upon our key personnel," page 4

23. Please identify the key personnel you are referring to in this risk factor. In addition, please indicate if you have any employment agreements with such individuals, and if you maintain any key life insurance policies for any such personnel.

24. Additionally, based on the business description you provide for your officers, it appears

that Chene Gardner is the Chief Financial Officer for your company, the controller for SportsNuts, Inc., the CFO for Cancer Therapeutics, and the CEO of Global Networks. Please indicate approximately how much time he spends working for your company. To the extent his role as the controller of SportsNuts, or any of his other positions could impose conflicts of interest, including any scheduling conflicts, please consider adding a risk factor that discusses that risk and the consequences stemming from it.

"You may not agree with the decisions of our management team," page 4

25. As you are currently a wholly owned subsidiary of SportsNuts, SportsNuts should have total control over the management of SportsNuts. It is not clear what "minority stockholders" you are referring to. If you are attempting to disclose the risk that SportsNuts and/or your management may have significant control over stockholder matters after the spin off, then revise to clarify that the risk you are describing is the control over stockholder matters after the spin off and provide as much information as possible about the concentration of shares after the spin off.

"Our business is inherently risky," page 4

26. Please explain in what specific ways the information technology hardware is inherently risky.

27. You indicate that if your sales and outsourced services do not generate enough cash flow to meet your operating expenses your ability to develop and expand your business and become profitable will be adversely affected. It appears this statement could generally apply to most businesses in and outside your industry. Please revise this risk factor to make it more tailored to the specific risk and consequence you face. For example, we note in Note 8 of your financial statements that you had as of December 31, 2005 an accumulated deficit of approximately $88,000 as well as periodically experienced cash flow difficulties. Please revise this risk factor to include this information.

"Our business could be adversely affected by many factors," page 5

28. Please note that each risk factor should contain disclosure related to one risk factor and the specific consequences that might stem from that risk. Here, we notice that this risk factor discusses several different risk factors. Each of risks described in the bullet point appear to deserve its own independent discussion. Accordingly, please break each risk out separately with its own heading and elaborate on the risks noted.

29. We note the last bullet point discusses the potential loss of discounts from manufacturers. The discussion of this risk should explain the circumstances under which manufacturers might be likely to discontinue their discount programs. If any manufacturers have discontinued any of their discount programs with you, this information should be included in the discussion.

"We will require additional financing for expansion and other functions," page 5

30. Please indicate approximately how much funding you anticipate needing and when you expect to need it.

31. Please clarify what you mean by "other expenses."

32. The second half of this risk factor discusses the impact on dilution of you raising additional capital. Please move this discussion to a new, separate risk factor. You should also consider describing in that risk factor other drawbacks of raising additional capital in the future. For example, that you may have debt covenants or the relinquishment of rights.

"We compete with substantially larger companies," page 5

33. You indicate that you attempt to market your services to medium and larger companies. This appears to be inconsistent with your disclosure on page 1 where you state that you are a computer and technology hardware reseller to small and medium sized organizations. Please explain or revise your disclosure accordingly.

"We may lose our status as an authorized reseller," page 5

34. Please explain how you could lose your status as an authorized seller for a particular manufacturer.

35. Please revise the description of your business to explain what it means to be an "authorized" reseller and explain how you because an authorized reseller.

"A purchase of Secure Netwerks shares is a speculative investment," page 5

36. Please disclose the amount of your accumulated deficit as of June 30, 2006.

37. It does not appear you have generated any profits since you commenced operations. As such, please revise your disclosure that you cannot guarantee that the level of profits will increase in the future to indicate that you may never achieve profitability. Please also revise your heading to that a purchase of shares is a speculative investment since you have a limited operating history and a history of losses.

"We have never issued a dividend and don't anticipate any dividends in the future," page 6

38. Clearly state in your heading and discussion that readers should not rely on an investment in your company if they require dividend income and income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable as the disclosure that you may never pay dividends to shareholders does not appear to be a risk in and of itself.

"You could be diluted from the issuance of additional common and preferred stock," page 7

39. Please disclose the number of common and preferred stock you have outstanding.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 8
Results of Operations, page 8

40. You indicate that revenue is not recognized until "persuasive evidence of an arrangement exists." Please explain what you mean by this and to the extent necessary, use examples to illustrate your point. Additionally, this statement does not appear consistent with the statement that revenue is recognized upon completion of services or delivery of goods where the sales price is fixed or determinable and collectibility is reasonably assured. Please explain.

Off-Balance Sheet Arrangements, page 9

41. Please indicate the duration of your computer lease program. Please also file the lease agreement as an exhibit if such agreement is material.

Related party Transactions, page 10

42. Please combine this section with "Item 7. Certain Relationships and Related Transactions."

43. Please revise your disclosure to indicate the value of the services SportsNut provided in exchange for 500,000 shares of your common stock.

44. You also indicate that you pay Acadia Properties, LLC a rental fee of $1,200 per month, but that such amount may increase as your business grows. Please indicate the duration of your lease with a payment of only $1,200. Please also file any lease agreements as an exhibit to your document.

45. Please disclose the purpose of the loans that you received from each of the four individuals you list in this section. Please also describe the term of the loan and the monthly payments required under the loan, if any, or the maturity date of the note. We

note you have provided some of this information in Part II of your document. Also, file the loan agreements as exhibits

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 13

46. You indicate that Chene Gardner is your Chief Financial Officer. Based on the disclosure in Item 6 of this document, Mr. Gardner also appears to be your Chief Executive Officer. Please revise this business section to provide that information and when he was appointed Chief Executive Officer.

Item 8. Description of Securities, page 17

47. Your current disclosure does not appear to provide all the information required by Item 202 of Regulation S-B. For example, your disclosure must provide any provision in your charter or bylaws that would delay, defer or prevent a change in control. To the extent that no such provisions exist, please so indicate.

Part II. Item 1. Market Price of and Dividends on the Registrant's Common Equity, page 18

48. You indicate that you anticipate that your shares will be spun-off on a pro-rata basis to the shareholders of your parent company, SportsNuts, Inc. Please indicate when you expect to spin off these shares and tell us whether you intend to register the spin off under the Securities Act of 1933. If you believe you meet the requirements of the Staff Legal Bulleting 4 and therefore, are not required to register the spin off, please provide an analysis supporting your determination that the spin off will meet the requirements.

Balance Sheet

49. We note as of December 31, 2005 you only had inventory of $4,400 but you generated revenue of $475,444 during the year ended December 31, 2005. To help us understand your business, please provide us information regarding inventory turnover and an explanation of how you intend to generate revenue equal to or above those attained for the year ended December 31, 2005 given the low level of inventory as of December 31, 2005.

Statements of Operations, page 25

50. In accordance with rule 5-03 of Regulation S-X, please separately present your income from product sales and your income from services provided. In addition, please state separately the amount of cost of goods sold and the cost of services.

Statements of Stockholders' Deficit, page 27

51. According to your disclosure on page 10, it appears that you issued the 500,000 shares to SportsNuts in exchange for services provided to you by SportsNuts. The shares should be recorded at the fair value of the services provided. Please revise your Statements of Stockholders' Deficit accordingly.

Statements of Cash Flows, page 28

52. It appears that the proceeds from your notes payables are financing cash flows. Refer to paragraph 18 and 19 of FAS 95. Please revise your cash flow statement accordingly.

Note 2. Summary of Significant Accounting Policies
g. Revenue Recognition, page 29

53. Please expand your revenue recognition policy to discuss any items that reduce gross revenue such as cash rebates, returns, and any other discounts or allowances.

*   *   *

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendments that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz at (202) 551- 3648 or Joseph Roesler, Accounting Branch Chief at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: John Thomas, Esq.
10757 South River Front Parkway
Suite 125
South Jordan, Utah 84095